[redacted]

09058923

UN
SECURITIES AN
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Romano (617) 434-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Romano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of America Investment Services, Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banc of America Investment Services, Inc.
(A wholly-owned subsidiary of Bank of America, N.A.)
Index to Consolidated Statement of Financial Condition
December 31, 2008

	Page
Report of Independent Auditors	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Investment Services, Inc. (the "Company") a wholly owned subsidiary of Bank of America, N.A., and its subsidiaries, at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Banc of America Investment Services, Inc.
(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2008
(amounts in thousands)

Assets		
Cash and cash equivalents	$	225,722
Cash segregated under federal and other regulations		20,601
Securities owned, at fair value		3,793
Receivable from clearing brokers		24,851
Receivable from affiliates		138
Forgivable loans, less allowance of $6,755		97,927
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $13,540		8,757
Deferred tax asset, net		3,514
Other assets		6,391
Total assets	$	391,694
Liabilities and Shareholder's Equity		
Securities sold, not yet purchased, at fair value	$	1,411
Payable to affiliates		5,766
Accounts payable and other accrued liabilities		26,611
Compensation payable		18,539
Income taxes payable to Corporation		38,577
Total liabilities		90,904
Commitments and contingencies (Note 10)		
Common stock, $20 par value; 1,000 shares authorized, issued, and outstanding		20
Additional paid-in-capital		184,571
Retained earnings		116,199
Total shareholder's equity		300,790
Total liabilities and shareholder's equity	$	391,694

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

Banc of America Investment Services, Inc., (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Parent") which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Company is incorporated in the state of Florida and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company clears customer transactions with clearing brokers on a fully disclosed basis. The Company provides full and discount brokerage services to customers located throughout the United States. The Company is also registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Banc of America Agency of Texas, Inc., BA Agency, Inc., Banc of America Agency of Nevada, Inc. and Banc of America Agency, LLC. Such subsidiaries distribute annuity products to customers in certain states. All intercompany transactions have been eliminated in consolidation.

On October 1, 2007, the Corporation acquired all of the outstanding shares of ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation and indirect parent of LaSalle Bank, N.A.. LaSalle Financial Services, Inc. was a wholly-owned subsidiary of LaSalle Bank N.A. and a broker-dealer registered with the SEC and FINRA. LaSalle Financial Services' primary business was providing brokerage services for a retail customer base. On October 16, 2008, LaSalle Bank N.A. was merged into Bank of America, N.A.. On October 24, 2008, LaSalle Financial Services Inc. was merged into the Company, contributing all of its assets, liabilities, and equity on a historical cost basis, which approximates fair value. The Company converted the majority of the accounts of former LaSalle Financial Services customers to its clearing platform on October 25, 2008. There was no gain or loss associated with this transaction. In accordance with FAS 141 as entities under common control the transaction was accounted for in a manner similar to a pooling of interests. Accordingly the consolidated statement of income, consolidated statement of changes in shareholder equity and consolidated statement of cash flows include results of legacy LaSalle Financial Services for the period January 1, 2008 through December 31, 2008.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents for purposes of the consolidated statement of cash flows. Cash and cash equivalents include deposits with the Parent and investments in money market funds

sponsored and advised by an affiliate of the Company (Note 5). Investments are recorded on a trade date basis and are carried at fair value.

Cash Segregated

In accordance with SEC Rule 15c3-3, the Company maintains a special reserve account for the exclusive benefit of its customers. The account is on deposit at the Parent. Pursuant to the Company's 15c3-3 calculation in supplemental Schedule II, $2,784,000 was required to be on deposit at December 31, 2008.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased represent positions held by the Company with their clearing brokers. These transactions are recorded on a trade date basis and are stated at fair value with the resulting net gain or loss reflected in earnings. Quoted market prices provided by the clearing brokers are used to determine fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives.

Forgivable Loans

The Company has a forgivable loan program as an incentive for its financial advisors. The terms of the Company's forgivable loans stipulate that principal and any interest accrued are forgiven ratably over the life of the loan (until fully forgiven). The amortization expense is recorded as compensation expense.

Fee, Annuity, Interest and Other Income

Fee income is recognized as earned and represents fees received pursuant to mutual fund shareholder administration and servicing distribution plans. Fee income also includes income earned from certain fee-based investment products. Annuity income is recognized as earned and represents commissions on sales of annuity products. Interest income represents income earned on balances invested in money market funds of an affiliated investment company, which is classified as a cash equivalent, and is recognized in the period earned. Other income primarily represents income received from the clearing brokers on customer margin balances and customer account fees.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit "UTB". The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocated policy between the Company and the Corporation. This allocation policy specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group. Under the policy, certain net operating losses (or other tax attributes) of the Company are characterized as realized by the Company when these tax attributes are utilized in the filing of the Corporation's consolidated income tax return. To determine whether a valuation allowance is required against the Company's net deferred tax assets, the Company considers whether the net deferred tax assets will ultimately be utilized in the filing of the Corporation's consolidated income tax return.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2008 are reported at fair value as presented below:

Amounts in thousands	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 520	$ 548
Equities and other	2,434	551
State and municipal obligations	706	274
Mutual funds	133	38
	$ 3,793	$ 1,411

4. Furniture, Equipment and Leasehold Improvements

Major classifications of these assets at December 31, 2008 are summarized as follows:

Amounts in thousands	**Estimated Useful Life**	
Furniture	12 years	$ 15,522
Equipment	3-5 years	2,799
Leasehold improvements	10-20 years	3,037
Capitalized software	3-5 years	939
		22,297
Less accumulated depreciation		(13,540)
		$ 8,757

5. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies and persons. These transactions and balances are summarized below.

Cash and Cash Equivalents
The Company had $34,453,000 of cash on deposit with the Parent at December 31, 2008, which is non-interest bearing. The Company had $191,259,000 in the Columbia Cash Reserves Fund at December 31, 2008, a 1940 Act mutual fund sponsored and advised by an affiliated company.

Receivables From and Payables to Affiliates
Receivables from and payables to affiliates generally represent amounts due from and to affiliate companies that are expected to be settled in the normal course of business.

Parent Services
The Parent and certain affiliates provide management and other services to the Company. In addition, certain operating costs are paid by the Parent and billed to the Company.

Operational Services
Bank of America Technology and Operations, Inc., an affiliate of the Company, provides certain operational functions to the Company. These operations include mainframe, WAN, internet and technology training support. In addition, telecommunication expenses are allocated to the Company on a direct usage basis.

Certain Bank of America affiliates allocate occupancy expense to the Company on a direct usage basis.

The Consulting Services Group ("CSG") is an affiliated group of investment, research, marketing, and account servicing professionals that provide back-office support for asset and fee based products offered by the Company's advisors.

Banc of America Securities LLC ("BAS") provides taxable and tax exempt fixed-income products and services to all registered representatives of the Company. BAS also provides syndicates for distribution.

Shareholder's Equity
The Corporation directly allocates tax benefits associated with stock issued under employee plans to the Company based on restricted stock vestings and stock option exercises by employees of the Company participating in the Corporation's stock based compensation plans.

Other
The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

6. Receivable From Clearing Brokers

The Company has an agreement with National Financial Services, LLC (the "clearing broker") whereby the clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers collateralized by the customers' securities, clears transactions and acts as custodians. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company the net interest earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

Amounts receivable from the clearing broker primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature. The Company has a $728,000 provision for doubtful accounts that is recorded within the receivable from clearing broker and other general operating and administrative expenses in the consolidated statements of financial condition and income, respectively. Such provision relates to the collectibility of customer service charges collected by the clearing broker and remitted to the Company.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing brokers' right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2008, the Company has recorded no liabilities with regard to this indemnification. During 2008, payments made to the clearing brokers related to this indemnification were not significant.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Corporation has indemnified the clearing brokers against certain losses, including margin losses that the clearing brokers may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing brokers related to the Company's customers were approximately $577,288,000 at December 31, 2008. As the clearing brokers' right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2008, the Company has recorded no liabilities with regard to this

indemnification. During 2008, payments made to the clearing brokers related to this indemnification were $1,618,000.

7. Income Taxes

Income tax expense consists of current tax expense of $39,142,000 and deferred tax expense of $17,646,000 for the period ended December 31, 2008. Income tax expense does not reflect $773,000 of tax benefits which increased shareholder's equity and were associated with the Company's participation in the Corporation's employee stock plans.

Current income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation. Current federal taxes payable to the Corporation of $38,577,000 are included in the accompanying statement of financial condition at December 31, 2008.

Deferred income tax expense is determined by the change in the deferred tax asset or liability between periods. The net deferred tax asset was $3,514,000 at December 31, 2008 and primarily consists of temporary differences in intangible and fixed assets, temporary differences resulting from expenses that are not currently deductible for income tax purposes, expenses related to employee compensation and pension costs allocated to the Company from the Corporation.

Income tax expense differs from the amount of income tax determined by applying the federal statutory rate of 35% to pretax loss primarily as a result of state income tax expense and the nondeductibility of certain expenses for income tax purposes.

At December 31, 2008 and December 31, 2007, the Company had $422,000 of unrecognized tax benefits (UTB). During the year ended December 31, 2008, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

At December 31, 2008 and December 31, 2007, the Company had an accrual of $42,228 for interest and penalties that related to income taxes. No interest and penalties were recognized within income tax expense during the year ended December 31, 2008.

The Corporation's federal income tax returns, which include the Company, for the years 2003 – 2005 are currently under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. All subsequent tax years of the Corporation remain open to examination.

Due to the merger of LaSalle Financial Services, Inc., the Company is also included in the ABN AMRO North America Holding Company & Subsidiaries returns for 2003 – 2005 which are currently in the appeals process with the IRS. It is reasonably possible that this examination will be concluded within the next twelve months. Subsequent tax years through September 30, 2007, when ABN AMRO North America Holding Company was acquired by the Corporation are open to examination.

8. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit

plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans.. In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation. Disclosures required by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)", are included in the December 31, 2008 Form 10-K of the Corporation.

Substantially all employees of the Company participate in the Corporation's stock-based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 (revised 2004), "Share-based Payment" (SFAS 123R), are included in the December 31, 2008 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Unpaid incentives at December 31, 2008 totaled $10,042,000 and are included in the Statement of Financial Condition in Compensation payable.

9. Fair Value Disclosures

Effective January 1, 2007, the Corporation adopted SFAS 157, which provides a framework for measuring fair value under GAAP. The Company did not have any adjustments to beginning retained earnings as a result of the adoption of SFAS 157.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts.

Assets and liabilities measured at fair value at December 31, 2008 on a recurring basis are summarized below:

	Fair Value Measurements			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Assets/Liabilities at Fair Value**
Assets				
Money market securities	$191,259			$191,259
Other securities owned	$3,793			$3,793
Total assets	**$ 195,052**			**$195,052**
Liabilities				
Securities sold, not yet purchased	$1,411			$1,411
Total liabilities	**$1,411**			**$1,411**

Note: Money market securities are reported as cash equivalents on the consolidated statement of financial condition

10. Commitments and Contingencies

Litigation
In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

The Company is a defendant in or party to a number of pending legal actions. Based on our analysis and the advice of legal counsel, we do not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period, because of our ability to access additional capital and funding through the subordinated loan agreement and other secured and unsecured lines of credit with the Corporation. We also believe that these matters have been adequately disclosed, and where appropriate reserved for, in accordance with SFAS 5, "Accounting for Contingencies."

Auction Rate Securities
On October 8, 2008, Bank of America announced agreements in principle with the SEC, the Office of the New York State Attorney General (NYAG), and the North American Securities Administrators Association. Under the terms of those agreements, Bank of America was required

to pay $50 million in a civil penalty. Of this $25 million of the civil penalty has been allocated to the Company which is included in accounts payable and other accrued liabilities. The agreement with the SEC also provides that the SEC reserves the right to seek an additional penalty in the event it concludes Bank of America has not satisfied its obligations under the agreement.

Regulatory Matters
In the ordinary course of its business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer under the federal securities laws and is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

11. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at the fair value of the related securities and will incur a loss if the value of the securities increases subsequent to December 31, 2008.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2008, the Company's net capital under the rule was $152,490,000, which was $152,240,000 in excess of the minimum required net capital of $250,000.

13. Subsequent Events

On January 23, 2009, the Company merged with Countrywide Investment Services, Inc., a wholly owned subsidiary of Bank of America, N.A.

Banc of America Investment Services, Inc.

(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2008
(With Report of Independent Auditors' Report)